April 8, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Angelini

Jay Ingram

Re:	Satellogic Inc.

Registration Statement on Form F-1

Filed February 14, 2022

File No. 333-262699

Ladies and Gentlemen:

Satellogic Inc. (the “Company” or “Satellogic”) previously filed a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments to the Registration Statement set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated March 28, 2022. The Company has filed via EDGAR Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Form S-4”), which reflects the Company’s responses to the Comment Letter and certain updated information.

The Company’s responses below correspond to the captions and numbers of the comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form F-1

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 17 and 57 of the Amended Registration Statement. We note that certain of the Selling Securityholders will likely be entitled to receive Additional Shares to the extent the market price of the Class A Ordinary Shares is below $10.00 with the maximum number of Additional Shares based on a market price of $8.00 per share as described on pages 9 and 19 of the Amended Registration Statement. The exact number of Additional Shares will not be determined until the effectiveness of the Amended Registration Statement. For purposes of disclosing the price that each Selling Securityholder paid for the Offered Shares throughout the Amended Registration Statement, we have assumed that the maximum number of Additional Shares are issued and calculated an effective purchase price equal to the total number of Offered Shares (including the maximum Additional Shares) divided by the total amount paid or value paid or exchanged for all of the Offered Shared received by such Selling Securityholders.

Securities and Exchange Commission

April 8, 2022

2.

Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	You refer to the company’s “financial projections,” for instance on pages 11 and 25, but we could not find these financial projections in the prospectus.

•

You state on page 52 that you “expect” key personnel to remain with the company, but it is possible you will lose some key personnel. These and similar statements should be updated since the business combination was completed several months ago.

•	Your description of Hannover’s right to appeal the ruling regarding dissenters rights should be updated since the deadline of March 4, 2022, has now passed.

Response: In response to the Staff’s comment, the Company has revised he disclosure throughout the Amended Registration Statement to update or correct inconsistencies in the disclosure.

Cover Page

3.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 17 and 57 of the Amended Registration Statement.

4.

Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 17 and 57 of the Amended Registration Statement.

5.

We note the significant number of redemptions of CF V Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling security-holders for prices considerably below the current market price of your Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 57 of the Amended Registration Statement.

Securities and Exchange Commission

April 8, 2022

Risk Factors, page 22

6.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended Registration Statement.

Company Overview, page 88

7.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended Registration Statement.

8.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s shares. Your discussion should highlight the fact that Liberty Strategic Capital Holdings, LLC, a beneficial owner of over 40% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Registration Statement.

9.

Please disclose whether your forward purchase or other agreements provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: In response to the Staff’s comment, we supplementally advise the Staff that neither the Forward Purchase Contract nor any other agreement provides any investor with the right to sell back shares to the Company after the closing date of the Business Combination. We have revised the disclosure on pages 4 and 94 of the Amended Registration Statement to affirmatively disclose the absence of any such agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 88

10.

We note that the projected revenues for 2021 were $7 million, as set forth in the unaudited prospective financial information management prepared and provided to CF V in connection with the evaluation of the business combination. If your actual revenues for the year ended December 31, 2021, miss this projection, then please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Securities and Exchange Commission

April 8, 2022

Response: In response to the Staff’s comment, as discussed with the Staff, the Company plans to file Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which will include audited financial statements for Nettar for the year ended December 31, 2021. The Management Discussion and Analysis section in Amendment No. 2 will include a discussion of revenues for the year ended December 31, 2021 and, if there is a difference from the projected revenues of $7 million, the Company will also update the disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the Company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Exhibits

11.

Please request counsel to revise paragraph 3.2 of the legal opinion so as to opine separately on shares that are currently outstanding and shares that will be issued upon conversion or exercise of other securities. Please also request counsel to revise paragraph 3.3 to reflect that the warrant documents have been executed.

Response: In response to the Staff’s comment, we have revised paragraph 3.2 of the legal opinion to opine separately on shares that are currently outstanding and shares that will be issued upon conversion or exercise of other securities and we have revised paragraph 3.3 to reflect that the warrant documents have been executed.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.

Flora R. Perez, Esq.

cc:     Rick Dunn, Satellogic Inc.

Rebeca Brandys, Satellogic Inc.

Ruairi Bourke, Maples and Calder

Asaf Reindel, Friedman Kaplan Seiler Adelman LLP

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